EXHIBIT 2.1

BILL OF SALE

This BILL OF SALE (this “Bill of Sale”) is entered into as of September 4, 2019 (“Effective Date”) by and among 3M Company, a Delaware corporation (“3M”), and the Selling Subsidiaries listed in Exhibit A (the “Selling Subsidiaries”), and ParTech, Inc., a Delaware Corporation (“Purchaser”), with offices located at 8383 Seneca Turnpike, New Hartford, New York 13413. In this Bill of Sale, 3M and Purchaser are referred to individually as a “Party”, and together as the “Parties.”

WHEREAS, 3M or a Selling Subsidiary owns the assets described in Exhibit A (all such assets are collectively referred to herein as the “Purchased Assets”);

WHEREAS, Purchaser is familiar with the Purchased Assets and has the experience and expertise necessary to operate and own the Purchased Assets;

WHEREAS, Purchaser has evaluated and conducted its due diligence and review of the Purchased Assets;

WHEREAS, 3M and each applicable Selling Subsidiary now desire to sell the Purchased Assets and Purchaser desires to purchase and acquire the Purchased Assets, all on the terms and conditions set forth in this Bill of Sale; and

WHEREAS, concurrently with the execution of this Bill of Sale, 3M, 3M Innovative Properties Company (“3M IPC”), and Purchaser are executing a patent and know-how assignment agreement (the “IP Assignment Agreement”), and the 3M and Purchaser are executing a transition contract manufacturing agreement (“TCMA”).

NOW, THEREFORE, the Parties agree as follows:

1.     Sale and Purchase of Assets.

(a)     Upon the terms set forth herein, in consideration of the sale, transfer, conveyance, assignment, and delivery of the Purchased Assets, Purchaser shall pay to 3M the sum of Seven Million Dollars ($7,000,000.00) (the “Purchase Price”), subject to section 1(c) of this Bill of Sale. The closing of the transactions contemplated hereby (the “Closing”) shall take place on September 30, 2019. The Purchase Price shall be paid as follows: Seven Hundred Thousand ($700,000.00) upon the Parties’ execution of this Bill of Sale (“Deposit”) and Six Million Three Hundred Thousand ($6,300,000.00) at the Closing. The Deposit shall be strictly nonrefundable. Purchaser shall pay to 3M the Purchase Price by wire transfer of immediately available funds at:

For avoidance of doubt, 3M makes no representation or warranty of any kind, written or oral, express or implied, at law or in equity, regarding the status, operation, maintenance, or any other attribute of the Purchased Assets between the Effective Date and the Closing.

(b)    Effective as of the Closing, and subject to payment by Purchaser of the Purchase Price, 3M and the Selling Subsidiaries do hereby grant, bargain, sell, convey, assign, transfer, set over, and deliver unto Purchaser, 3M and each applicable Selling Subsidiary’s right, title, and interest in and to the Purchased Assets. TITLE AND RIGHTS TO OWNERSHIP TO THE PURCHASED ASSETS WILL VEST IN PURCHASER UPON 3M’S RECEIPT OF THE PURCHASE PRICE.

2.Transfer of Warranty Obligations. For two years following the Closing, at Purchaser’s sole expense, Purchaser shall provide warranty services for 3M™ Wireless Communication Systems and related components, accessories, and repairs sold or provided by 3M before the Effective Date (collectively, “Warranty Services”). Warranty Services shall meet all obligations set forth in the applicable 3M warranty contained in Exhibit B.

3.Representations and Warranties of 3M. 3M represents and warrants to Purchaser that, as of the Closing, 3M or a Selling Subsidiary (a) has good and marketable title to the Purchased Assets, free and clear of material liens and encumbrances; and (b) has the absolute right, power and capacity to sell, assign and transfer the Purchased Assets to Purchaser. Except for the representations and warranties contained in this section 3, 3M makes no express or implied representation or warranty.

4.Purchaser Acknowledgments; Covenant Not to Sue.

(a)    Purchaser acknowledges and agrees that it has reached its own independent conclusions regarding the Purchased Assets. Purchaser acknowledges that it has been provided adequate access to information relating to the Purchased Assets for such purpose. Purchaser has been represented by, and had the assistance of, counsel in the conduct of its due diligence, the preparation and negotiation of this Bill of Sale and agreements related to this Bill of Sale, and the consummation of the transactions contemplated hereby and thereby. In entering into this Bill of Sale, Purchaser acknowledges that it has relied solely upon its own investigation, review and analysis and has not relied on and is not relying on any representation, warranty or other statement made by or on behalf of 3M or any Selling Subsidiary, except those set forth in section 3 of this Bill of Sale.
(b)    PURCHASER AGREES THAT IT IS ACCEPTING POSSESSION OF THE PURCHASED ASSETS AT THE CLOSING “AS IS, WHERE IS”. Without limiting the generality of the foregoing, it is understood and agreed by the Parties that no representation or warranty of any kind, except those set forth in section 3 of this Bill of Sale, has been made by 3M or any Selling Subsidiary regarding the Purchased Assets, written or oral, express or implied, at law or in equity, including but not limited to any representation or warranty as to (i) merchantability or fitness for a particular use or purpose, (ii) the operation or probable success or profitability of any business related to the Purchased Assets following the Closing, (iii) the accuracy or completeness of any information regarding the Purchased Assets made available to Purchaser in connection with this Bill of Sale or their investigation of the Purchased Assets. Purchaser will have no right or remedy (and 3M and each Selling Subsidiary will have no liability whatsoever) arising out of, and Purchaser expressly disclaims any reliance upon, any representation, warranty or other statement made by on behalf of 3M or any Selling Subsidiary except those set forth in section 3 of this Bill of Sale, including in any materials, documentation or other information regarding the Purchased Assets made available to Purchaser in connection with this Bill of Sale or its investigation of the Purchased Assets.
(c)    Purchaser acknowledges and agrees that it is solely responsible for, and assumes any and all risk and liability associated with, Purchased Assets and Purchaser’s ownership, handling, storage, use, transportation, sale, transfer, or other disposition (including disposal) of or relating to Purchased Assets following the Closing; provided that, other than the Warranty Services under Section 2 of this Bill of Sale, Purchaser shall have no responsibility or liability for the Purchased Assets or 3M or any Selling Subsidiary’s ownership, handling, storage, use, transportation, sale, transfer, or other disposition of Purchased Assets prior to the Closing.
(d)    Purchaser covenants, on behalf of itself and its successors and assigns, not to bring any form of suit, legal proceeding or administrative proceeding against 3M or any of its affiliates, including the Selling Subsidiaries, or any of their respective directors, officers, or employees in connection with the Purchased Assets. This covenant shall be perpetual, irrevocable and non-terminable.

5.     Removal of Purchased Assets. Purchaser agrees to assume responsibility for, and pay all expenses in connection with, removing, transporting and relocating any Purchased Assets which, at the Closing, are located at any of 3M’s facilities. Such removal shall be completed as stated in the TCMA. 3M agrees to give Purchaser, its agents and employees access to such facilities at reasonable times and upon reasonable notice for purposes of removing such Purchased Assets. Purchaser agrees that 3M shall have the right to approve the contractor(s) selected by Purchaser to remove any Purchased Assets, which approval shall not be unreasonably withheld by 3M. 3M shall have no liability to Purchaser in connection with the storage at, or removal from, such facilities of the Purchased Assets after the Closing, and risk of loss with respect to such Purchased Assets shall pass to Purchaser at the Closing. Purchaser shall be responsible for the costs of repairing any damage to such facilities resulting from the removal of the Purchased Assets therefrom.

6.    Intellectual Property. The Patents and Know-How (as such terms are defined in the IP Assignment Agreement) constituting Purchased Assets are sold, assigned and transferred to Purchaser by 3M and 3M IPC at Closing pursuant to the IP Assignment Agreement. Purchaser acknowledges that, except those rights expressly identified in sections 5 and 6 of Exhibit A and in Exhibit A-II to this Bill of Sale, it is not receiving any rights to any Party’s intellectual property under this Bill of Sale.

7.    Confidentiality. (a) This Bill of Sale and its terms are confidential and neither Party will (i) disclose this Bill of Sale or its terms to any third parties or make any such information public, or (ii) issue any press release or otherwise make any public statements regarding this Bill of Sale or the Purchased Assets, except with the other Party’s prior written consent, not to be unreasonably withheld, conditioned or delayed. (b) The provisions of subsection (a) hereof notwithstanding, the Parties (and Purchaser’s parent, PAR Technology Corporation) may disclose this Bill of Sale and/or the transactions contemplated by this Bill of Sale or any ancillary agreement, including the terms hereof or thereof, to the extent required by applicable law, legal process, or the rules or listing standards of the New York Stock Exchange.

8.    Transfer Taxes. The Purchase Price stated herein is exclusive of all foreign, federal, state, provincial and local sales, use, value added, goods, services, documentary, stamp, registration and other such taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) (collectively “Taxes”) imposed by applicable law. Purchaser will be liable for and will fully pay any Taxes that may be due as a result of the purchase, sale or transfer of the Purchased Assets and other transactions contemplated herein among 3M, Selling Subsidiaries, and Purchaser. If any Taxes are required by law to be charged, levied or assessed by 3M or any Selling Subsidiary, 3M or the applicable Selling Subsidiary will collect such Taxes and Purchaser agrees to reimburse 3M or the applicable Selling Subsidiary for such Taxes in addition to the Purchase Price payable under this Bill of Sale. In case any exemption from Tax applies, Purchaser shall provide to 3M or the applicable Selling Subsidiary such documentation and such other evidence as is necessary for 3M or the applicable Selling Subsidiary to apply and for Purchaser to claim any relevant exemption from such Tax.

9.    Notices. Any notices pursuant to this Bill of Sale shall be sent by reputable overnight carrier as follows:

If to Purchaser:

ParTech, Inc.
8383 Seneca Turnpike
New Hartford, NY 13413
Attention: Jim Nerschook, Executive Vice President and General Manager

with a copy to (which shall not constitute notice to Purchaser):

ParTech, Inc.
8383 Seneca Turnpike
New Hartford, NY 13413
Attention: Legal Department

If to 3M or any Selling Subsidiary:

3M Commercial Solutions Division
3M Center
Building 220-12E-04
St. Paul, MN 55144-1000
Attention: Vice President and General Manager

with a copy to (which shall not constitute notice to 3M):

Office of General Counsel
3M Center
Building 220-9E-02
St. Paul, MN 55144-1000
Attention: Division Counsel, Commercial Solutions Division

10.    Governing Law. This Bill of Sale and all matters arising out of or relating to this Bill of Sale shall be governed by and in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule.

11.     Counterparts and Electronic Signatures. This Bill of Sale may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which, when taken together, shall be deemed to be one and the same agreement or document. A signed copy of this Bill of Sale transmitted by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original executed copy of this Bill of Sale for all purposes.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties hereto have caused this Bill of Sale to be duly executed as of the date set forth above.

3M COMPANY		3M a/s

By:	/s/ Brian Findlay	By:	/s/ Brian Findlay
Name:	Brian Findlay	Name:	Brian Findlay
Title:	Vice President and General Manager, Commercial Solutions Division	Title:	Vice President and General Manager, Commercial Solutions Division, 3M Company; Attorney-in-Fact

3M INNOVATIVE PROPERTIES		3M France S.A.S.
COMPANY

By:	/s/ Ted Ringsred	By:	/s/ Brian Findlay
Name:	Ted Ringsred	Name:	Brian Findlay
Title:	Secretary and Assistant Chief IP Counsel	Title:	Vice President and General Manager, Commercial Solutions Division, 3M Company; Attorney-in-Fact

3M Australia Pty Ltd.		3M Japan Holdings GK, formerly Sumitomo
3M Limited

By:	/s/ Brian Findlay	By:	/s/ Brian Findlay
Name:	Brian Findlay	Name:	Brian Findlay
Title:	Vice President and General Manager, Commercial Solutions Division, 3M Company, Attorney-in-Fact	Title:	Vice President and General Manager, Commercial Solutions Division, 3M Company; Attorney-in-Fact

3M Canada Company – Compagnie 3M		PARTECH, INC.
Canada

By:	/s/ Brian Findlay	By:	/s/ Savneet Singh
Name:	Brian Findlay	Name:	Savneet Singh
Title:	Vice President and General Manager, Commercial Solutions Division, 3M Company, Attorney-in-Fact	Title:	President

[SIGNATURE PAGE TO BILL OF SALE]

EXHIBIT A
Purchased Assets

EXHIBIT A-I
Purchased Equipment

EXHIBIT A-II
Assigned Contracts

EXHIBIT B
Warranty Services